SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

PRESS RELEASE

DIVIDEND DISTRIBUTION POLICY FOR ECOPETROL S.A. AND
Ex-DIVIDEND PERIOD

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC) in accordance with Resolution 400 of 1995, as subrogated by Decree 3139 of 2006, and External Circular No. 003 of 2007 issued by the Superintendence of Finance, hereby publishes its dividend distribution policy for fiscal year 2009 which will be submitted for consideration by the Company’s Shareholders at the General Shareholders Meeting to be held on March 25, 2010.

DIVIDEND DISTRIBUTION POLICY
YEAR 2009

Net profit	$5,256,231,880,530.00
Less: Appropriation for Legal Reserve (10%)	$-525,623,188,053.00
Less: Reserve due to unrealized profit from Ecopetrol S.A. subsidiaries *	$-438,276,525,181.00
Profit available for the General Shareholders Meeting	$4,292,332,167,296.00

Distribution is proposed as follows:
Occasional reserve for new exploration projects	$609,290,488,643.00
Dividend to be paid	$3,683,041,678,653.00

Total Dividend to be paid per share	$91.00
*Unrealized profit: profits generated by subsidiaries from Ecopetrol´s Group, different than Ecopetrol S.A.

The ordinary dividend will be distributed in three installments as follows: COP$31 per share to be paid from April 25, 2010, COP$30 per share to be paid from August 25, 2010 and COP$30 per share to be paid from December 15, 2010.

Ex-dividend Period

Pursuant to External Circular No. 13 of 1998, issued by the Superintendence of Securities, the ex-dividend period corresponds to ten (10) stock market business days prior to the date of the corresponding dividend payment. Therefore, those persons who buy stock during this period will not be entitled to receive dividends on the relevant dividend payment date.

The stockholders who are registered as holders of shares prior to each ex-dividend period will be entitled to receive dividends on the relevant dividend payment date.

Bogota, Colombia – February 26, 2010

PRESS RELEASE

Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

For more information, please contact:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  February 26, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer